UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2016, and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Cincinnati, Ohio
June 28, 2017

Federal Employer Identification Number: 44-0160260

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value	$46,911,646	$40,785,066
Employer’s contributions receivable	37,652	49,115
Notes receivable from participants	848,058	648,143
Net assets available for benefits	$47,797,356	$41,482,324

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$3,659,737	$(3,487,097)
Interest and dividends	2,120,688	2,512,159
Net investment (loss) income	5,780,425	(974,938)

Interest income on notes receivable from participants:	36,920	32,569

Contributions:
Employer	1,569,392	1,539,021
Participants	2,871,122	2,830,067
Rollovers	765,163	2,279,380
Total contributions	5,205,677	6,648,468
Total increases	11,023,022	5,706,099

Deductions:
Benefits paid to participants	4,622,670	5,035,038
Administrative expenses	84,228	106,968
Other Deductions	1,092	—
Total deductions	4,707,990	5,142,006

Net increase	6,315,032	564,093
Net assets available for benefits, beginning of year	41,482,324	40,918,231
Net assets available for benefits, end of year	$47,797,356	$41,482,324

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 1.	Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (“the Plan”) and provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of its eligible employees age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance National Trust Company is the trustee and serves as the custodian of the Plan.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1) -1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples common stock. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7). Starting at the close of business on December 31, 2014, contributions into Peoples common stock were no longer available through the Plan. However, the investments that were made into Peoples common stock prior to January 1, 2015 remain,with the exception of withdrawals from the plan.
Contributions
The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  The Plan was amended to allow for after-tax or Roth contributions. Employee rollover contributions are also permitted to be made to the Plan.   In 2016 and 2015, Peoples made matching contributions equal to 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Peoples' profit-sharing contributions are discretionary as determined by the Peoples' Board of Directors (none were made in 2016 and 2015).  Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.
The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise. In 2016 and 2015, the automatic deferral was 5% of compensation.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Participant Accounts
Each participant's account is credited with the participant's contribution, Peoples' contribution and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus earnings thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy. At December 31, 2016 and 2015, Plan assets did not include any accounts of terminated or retired participants who have elected payment from the Plan but have not yet been paid.
Notes Receivable from Participants
The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five year term with approval from the Plan administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. Delinquent loans are recorded as distributions once deemed uncollectible, and are a reduction to the participant's account balance.
All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 2.	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets, changes in net assets, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples common stock has been unitized and is comprised of cash and Peoples common stock. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2016 and 2015, these units are comprised of 172,020 and 197,564 shares of Peoples common stock and cash of $213,210 and $219,687, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold, as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter in January 2015, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan (and the related trust) are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Note 3.	Investments
The net appreciation in the fair value of the Plan's investments during the year ended December 31, 2016 including realized and unrealized gains and losses on those investments purchased, sold and held during the year was $3,659,737. The largest single contributor to the net appreciation was the increase in the value of Peoples common stock, as the stock price rose from $18.84 on December 31, 2015 to $32.46 on December 31, 2016. The net depreciation of the Plan's investments during the year ended December 31, 2015 was $3,487,097. The largest single contributor to the net depreciation was the decline in the value of Peoples common stock, as the stock price dropped from $25.93 on December 31, 2014 to $18.84 on December 31, 2015.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Interest and dividends realized on the Plan's investments for the years ended 2016 and 2015 were $2,120,688 and $2,512,159, respectively.

Note 4.	Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
There have been no significant changes in the valuation techniques during the year ended December 31, 2015. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within Level 1 of the valuation hierarchy.
Peoples common stock units: Peoples common stock units are held in a unitized fund and are comprised of cash and common stock in Peoples Bancorp Inc. The underlying common stock is valued at the closing price of the common stock reported on the NASDAQ Global Select Market® under the symbol “PEBO” and is classified within Level 1 of the valuation hierarchy.
Investments measured at fair value on a recurring basis comprised the following at December 31:

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2016
Mutual funds	$41,114,733	$—	$—	$41,114,733
Peoples Bancorp Inc. Common Stock Fund Units	5,796,913	—	—	5,796,913
Total	$46,911,646	$—	$—	$46,911,646

2015
Mutual funds	$36,843,295	$—	$—	$36,843,295
Peoples Bancorp Inc. Common Stock Fund Units	3,941,771	—	—	3,941,771
Total	$40,785,066	$—	$—	$40,785,066

Note 5.	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association or relatives of such persons.
The Plan holds common stock of Peoples, which is the plan sponsor. The plan receives dividends quarterly from Peoples on the common stock held in the Plan. The plan received $125,737 and $120,238 of dividends in 2016 and 2015 respectively. The Plan also invests in certain funds of the Plan trustee. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $84,228 and $106,968 of record-keeping fees to Mass Mutual Retirement Services, LLC during 2016 and 2015, respectively.

Note 6.	Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Peoples common stock represented 12% of the total value of assets held in the Plan at December 31, 2016.

Note 7.	Subsequent Events
Subsequent events have been evaluated through the date of the Independent Auditor’s Report, which is the date the financial statements were issued.
During May 2017, four new investment options were added to the Plan: Vanguard LifeStrategy Growth Inv, Vanguard LifeStrategy Moderate Growth Inv, Vanguard LifeStrategy Conservative Growth Inv and Vanguard

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

LifeStrategy Income Inv. Also during May 2017, three investment options were no longer available through the Plan: American Century Strategic Allocation; Aggressive Instl, American Century Strategic Allocation: Moderate Instl, and American Century Strategic Allocation: Conservative Instl.

Note 8.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015, to Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$47,797,356	$41,482,324
Employer's contribution receivable	(37,652)	(49,115)
Net assets available for benefits per Form 5500	$47,759,704	$41,433,209
The following is a reconciliation of employers’ contributions per the financial statements for the years ended December 31, 2016 and 2015, to Form 5500:

	2016	2015
Employer's contributions per the financial statements	$1,569,392	$1,539,021
Add: Employer's contribution receivable at December 31, 2015	49,115	48,157
Less: Employer's contribution receivable at December 31, 2016	(37,652)	(49,115)
Employer's contributions per Form 5500	$1,580,855	$1,538,063

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)(b) Identity of Issuer	(c) Description of Investment (units)	(e) Current Value
American Century Mid Cap Value Institutional	32,530	560,497
American Century Strategic Allocation Conservative Institutional	25,421	140,832
American Century Strategic Allocation Aggressive Institutional	71,962	547,628
American Century Strategic Allocation Moderate Institutional	83,457	553,323
Artisan Mid Cap Investor	60,014	2,183,294
Blackrock Global Allocation-I Fund	24,999	456,987
Columbia Mid Cap Index Fund-Z	161,777	2,480,048
Dodge and Cox Income	157,213	2,136,527
Fidelity Retirement Government Money Market	2,743,984	2,743,984
Fidelity Spartan International Index Investment	8,057	284,570
Mainstay Large Cap Growth-I Fund	288,820	2,466,523
Oppenheimer International Growth Fund - Y	46,032	1,596,381
* Peoples Bancorp Stock	284,193	5,796,913
PIMCO Low Duration Institutional Class	167,691	1,651,760
T Rowe Price Balanced Fund	94,021	2,066,584
T Rowe Price New Horizons	17,518	758,685
T Rowe Price Retirement 2005	4,438	57,071
T Rowe Price Retirement 2010	10,274	178,248
T Rowe Price Retirement 2015	24,772	351,262
T Rowe Price Retirement 2020	60,178	1,228,239
T Rowe Price Retirement 2025	97,316	1,508,394
T Rowe Price Retirement 2030	69,659	1,569,420
T Rowe Price Retirement 2035	56,568	921,487
T Rowe Price Retirement 2040	38,725	898,817
T Rowe Price Retirement 2045	58,273	910,222
T Rowe Price Retirement 2050	117,237	1,540,491
T Rowe Price Retirement 2055	1,379	18,158
Vanguard Equity Income Fund Investor	22,119	721,511
Vanguard Primecap Core Investment	181,781	4,031,904
Vanguard Small Cap Index Admiral	28,184	1,740,928
Vanguard Small Cap Value Index Fd Admiral	9,258	481,150
Vanguard Total Stock Market Index Admiral	77,208	4,329,808
* Participant loans (Interest rates - 3.25% - 5.50%, maturing between June 15, 2017 and June 3, 2022)		848,058
Assets held at end of year		$47,759,704

* Parties-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 28, 2017	By:	/s/ MATTHEW EDGELL
Matthew Edgell
Senior Vice President, Director of Human Resources
Chairperson, Retirement Plan Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm